Filed Pursuant to Rule 424(b)(3)

Registration No. 333-265953

PROSPECTUS SUPPLEMENT NO. 44

(to Prospectus dated August 5, 2022)

MSP RECOVERY, INC.

Up to 909,982 Shares of Class A Common Stock

Up to 755,200,000 Warrants to Purchase Shares of Class A Common Stock

Up to 236,019 Shares of Class A Common Stock Underlying Warrants

This prospectus supplement no. 44 amends and supplements the prospectus dated August 5, 2022 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form S-1 (No. 333-265953). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on September 2, 2025 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus relates to the offer and sale from time to time by the selling securityholders named in this prospectus (the “Selling Securityholders”), or their permitted transferees, of up to 909,982 shares of our Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”) issued or issuable to certain Selling Securityholders (the “Total Resale Shares”), as follows:

•
up to 172,692 shares of Class A Common Stock issued or issuable to the Selling Securityholders, including the Sponsor (as defined below), upon the exercise of up to 325,000 Private Warrants (as defined below) and up to 755,200,000 New Warrants (as defined below), and the resale from time to time of such New Warrants. The Private Warrants were originally included in the Private Units (as defined below) issued in a private placement simultaneously with the Company.
•
up to 1,315 shares of Common Stock issued to certain Selling Securityholders, including the Sponsor, in connection with the Business Combination (as defined below) upon conversion of the Founder Shares (as defined below). The Founder Shares were originally issued at a price of $21.875 per share.
•
up to 149 shares of Class A Common Stock included in the Private Units, which were originally issued to certain Selling Securityholders, including the Sponsor, together with the Private Warrants at a price of $1,750.00 per unit.
•
up to 724,107 shares of Class A Common Stock exchangeable for Up-C Units originally issued to certain Selling Securityholders, including the Members (as defined below), as consideration in the Business Combination for their membership interests in the MSP Purchased Companies (as defined below) or issuable pursuant to the terms of existing contracts.
•
up to 11,434 shares of Class A Common Stock issued to certain Selling Securityholders upon exchange of Up-C Units designated by the Members and issued in a private placement by the Company in lieu of a corresponding number of Up-C Units to which such Members were otherwise entitled but designated back to the Company and

Opco pursuant to the terms of the Business Combination. Such Selling Securityholders paid no cash consideration for such Up-C Units or the underlying shares of Common Stock.
•
up to 285 shares of Class A Common Stock issued to certain Selling Securityholders in a private placement by the Company pursuant to the terms of existing contracts. Such Selling Securityholders paid no cash consideration for such shares of Common Stock.

In addition, this prospectus relates to the issuance by us of up to 236,019 shares of our Class A Common Stock issuable upon exercise of warrants as follows:

•
1,036 shares of Class A Common Stock issuable upon the exercise of up to 4,532,405 Public Warrants (as defined below), which were originally issued in the initial public offering of units of the Company at a price of $1,750.00 per unit, with each unit consisting of one share of Class A Common Stock and one-half of one Public Warrant. Following anti-dilution adjustments made in connection with the Business Combination, the Public Warrants have an exercise price of $0.4375 per share. Because the exercise price of the Public Warrants is only $0.4375 per share, we believe holders of the Public Warrants will likely exercise their Public Warrants. However, given the low exercise price, we would only receive nominal proceeds (less than $500) therefrom.
•
234,983 shares of Class A Common Stock issuable upon the exercise of up to 1,028,046,326 New Warrants (as defined below), which were originally distributed to stockholders of the Company without charge as a dividend pursuant to the terms of the Business Combination. The New Warrants have an exercise price of $50,312.50 per share. The exercise price of the New Warrants are highly dependent on the price of our Class A Common Stock and the spread between the exercise price of the New Warrants and the price of our Common Stock at the time of exercise. If the market price for our Class A Common Stock is less than $50,312.50 per share, we believe warrant holders will be unlikely to exercise their New Warrants. The last reported sale price of the Class A Common Stock, as indicated below, is currently significantly below the $50,312.50 per share exercise price. There is no guarantee therefore that holders will exercise the New Warrants, and in any event, even if holders exercise New Warrants, we will not retain any proceeds from the exercise of the New Warrants, as described below. We do not expect to rely on the cash exercise of the New Warrants to fund our operations. Instead, we intend to rely on our primary sources of cash discussed elsewhere in this prospectus to continue to support our operations. See “The Company and Management’s Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources” for additional information.

Our Common Stock, Public Warrants and New Warrants are listed on Nasdaq under the symbols “MSPR,” “MSPRZ,” and “MSPRW.” On August 29, 2025, the closing price of Common Stock was $3.1486 per share, the closing price of our Public Warrants was $0.0187 per warrant and the closing price of our New Warrants was $0.0018 per warrant.

Effective at 11:59 PM EDT on September 1, 2025, the Company amended its Second Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware to effect a 1-for-7 reverse stock split of the Company’s common stock (the “Reverse Split”). Unless otherwise noted, the share and per share information in this Prospectus Supplement No. 44 have been adjusted to give effect to the Reverse Split.

Investing in our securities involves risks. Before you invest in our securities, please carefully read the information provided in the “Risk Factors” section beginning on page 9 of the Prospectus and any in any applicable prospectus supplement, and Item IA of our Annual Report on Form 10-K for the fiscal year ending December 31, 2024, filed with the SEC on April 16, 2025.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 2, 2025.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 1, 2025

MSP Recovery, Inc.

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation)	001-39445 (Commission File Number)	84-4117825 (I.R.S. Employer Identification No.)

3150 SW 38th Avenue Suite 1100 Miami, Florida		33146
(Address of principal executive offices)		(Zip Code)

(305) 614-2222

(Registrant’s telephone number, including area code)

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value per share	MSPR	Nasdaq Capital Market

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $50,312.50 per share	MSPRW	Nasdaq Capital Market

Redeemable warrants, each lot of 4,375 warrants exercisable for one share of Class A common stock at an exercise price of $0.4375 per share	MSPRZ	Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information contained in Item 5.03 of this Current Report on Form 8-K is incorporated herein by reference.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

Effective at 11:59 P.M. on September 1, 2025 (the “Reverse Split Effective Time”), MSP Recovery, Inc. (the “Company,” “we,” “us,” or “our”) amended our Second Amended and Restated Certificate of Incorporation in the State of Delaware (the “Amendment”), which provides that every seven (7) shares of our issued and outstanding Class A Common Stock and Class V Common Stock (together with the Class-B Units) will automatically be combined into one issued and outstanding share of Class A Common Stock and Class V Common Stock (together with the Class-B Units), respectively, without any change in the par value per share (the “Reverse Stock Split”). On August 18, 2025, a majority of our stockholders approved a reverse stock split subject to the board of directors determining the final ratio. The Company’s Class A Common Stock began trading on a split-adjusted basis on the Nasdaq Capital Market (“Nasdaq”) at the market open on September 2, 2025.

At the Reverse Stock Split Effective Time, every seven (7) issued and outstanding shares of the Company’s Class A Common Stock and Class V Common Stock (together with the Class-B Units) were converted automatically into one share of the Company’s Class A Common Stock and Class V Common Stock (together with the Class-B Units), respectively, without any change in the par value per share. The Reverse Stock Split reduced the number of shares of Class A Common Stock issued and outstanding from approximately 7.2 million to approximately 1.0 million, and the number of Up-C Units, which one share of Class V Common Stock forms a part, from approximately 3.3 million to approximately 0.5 million.

No fractional shares were issued in connection with the Reverse Stock Split. Stockholders who would otherwise be entitled to receive a fractional share due to holding a number of shares not evenly divisible by the exchange ratio within the specified range had the number of new shares to which they were entitled rounded up to the nearest whole number of shares. No stockholders received cash in lieu of fractional shares.

The Reverse Stock Split affected all stockholders uniformly and will not alter any stockholders’ percentage interest in the Company’s equity, except to the extent that the Reverse Stock Split would result in a stockholder owning a fractional share and such stockholder receives a whole share in lieu thereof. Proportional adjustments will be made to the terms of the Company’s MSPRW and MSPRZ warrants.

The Reverse Stock Split does not otherwise modify any rights or preferences of the Company’s Class A Common Stock, Class V Common Stock, or the Up-C Units. The Reverse Stock Split is intended to increase the market price per share of the Company’s Class A Common Stock to ensure the Company maintains compliance with Nasdaq Marketplace Rule 5550(a)(2).

The trading symbol for the Company’s Class A Common Stock will remain “MSPR.” The new CUSIP number for the Company’s Class A Common Stock following the Reverse Stock Split will be 553745-40-7.

The foregoing description is qualified in its entirety by the Amendment, which is attached as Exhibit 3.1 hereto, and is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits

Exhibit Number	Description
3.1	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation
104	Cover Page Interactive File (the cover page tags are embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MSP RECOVERY, INC.
Dated: September 2, 2025

	By:	/s/ Alexandra Plasencia
	Name:	Alexandra Plasencia
	Title:	General Counsel